SKÖG Haus Coffee
BUSINESS PLAN

Prepared by:

Heather Skogerson, Dave Skogerson

1631 NE 186th St
Shoreline, Washington 98155
(206) 399-7470
dave@skoghaus.com

https://www.skoghauscoffee.com/

I. EXECUTIVE SUMMARY

SKÖG Haus Coffee (referred to from hereon in as the "Company") was established as a Limited Liability Company at 1631 NE 186th St, Shoreline, Washington 98155 with the expectation of rapid expansion in the food & beverage specialty coffee industry. The Company solicits financial backing in order to expand into new captive market in the Mountlake Terrace neighborhood.

Business Description

The Company was formed on 02/14/2020 as Limited Liability Company under Washington state laws and headed by Heather Skogerson, Dave Skogerson.

We own and operate a single location mobile specialty coffee and tea shop in the heart of Lake Forest Park, WA. Our location and accessible operations offer a unique experience that is like nothing in the area and enjoyed by the LFP community and travelers up and down Ballinger way. We enjoy our 1-to-1 interactions with all of our customers, including the special dog treats for our 4-legged friends that visit us.

Heather has a BS degree from the University of Michigan in Physical Science and has owned and operated her own a Pilates small business as well as continued to work in the industry for 25 years. Heather obtains a high level of understanding of delivering the best customer experience to her clients through one-to-one sessions.

Dave has a 20+ year career background in Technology Business Management Consulting and Professional Services industry. Always focused on the customer experience and outcome-driven regardless of the technology, Dave has a proven track record of understanding businesses' needs and driving those businesses to market and deliver products and services with the best customer experience possible.

Dave and Heather both have lived in the Seattle area for over 20 years and are fanatical about good coffee. They bring out the best in the people they interact with, and friends and family have always supported them in their endeavors. Having experienced the wonderful "third wave" of coffee in the 2000's era, where consumers became more aware of what they were drinking. This is when coffee drinkers started to become coffee connoisseurs. The introduction of speciality coffee and experiencing the wonderful flavors from around the world.

To help us with initial funding, we pulled together money from our own savings, start-up funding from friends, and some small gifts from friends and family, and launched and completed a successful Kickstarter. We were able to purchase and renovate our bespoke mobile coffee shop and get it ready for business. Our initial forecasted revenue numbers were exceeded in the first 60 days and now we are on track to gross over $100,000 in our full first year. We have seen an increase in the average ticket price of 20% over target, we serve over 1000 customers per month, and over 60% of our business is from local neighborhood repeat customers. We continuously look for ways to improve our business to maximize revenue and reduce expenses. A few examples of this are 1) We are now able to purchase in larger quantities and have worked hard to find suppliers that wholesale pricing to reduce our COGS, 2) We leveraged our sales analytics reporting to help us align our menu pricing, as well as, optimize days and hours of operation to target peak business times which have resulted in an increase in revenue, and 3) We have engaged with neighboring city of Bothell to add a second location, in the afternoon, resulting in an increased market exposure and increasing revenue at a forecasted 30%.

SKÖG Haus Coffee currently has 1 full time and 1 part-time employee.

Management Team
Co-Owner's – Heather & Dave Skogerson, Married 22 years and business partners.

Business Mission
Change the world through coffee! Join us!
It all started with a passion for coffee, a mission to thrive and support our local community and to release more kindness into the world through the process. What grew from this dream was SKÖG Haus Coffee, a mobile, specialty coffee business whose mission is to "Change the World Through Coffee". We are choosing to do business differently by acting from a place of integrity and intention in everything we do and every choice we make. We can not do this alone, we are asking our business partners, our customers, and our online advocates to join us in efforts.

Product and Services
Specialty Coffee & Tea: Serving the best local and organic coffees, teas, and pastries the Pacific Northwest has to offer.
Organic coffee from South America and Peru locally roasted and provided by Bellingham Coffee Roasters in Bellingham, WA.
Organic raw tea provided by our friends at Metolius Tea out of Bend, OR.
Fresh and local pastries include organic, vegan, and gluten free options from Macrina Bakery in Seattle, WA.

Funding Request
We are requesting a total loan of $195,000.00 to be used for the following purposes:

We are looking to expand our business to a brick-and-mortar location in Mountlake Terrace. We will be using $-80K to complete the build-out of the new space $-70K to purchase equipment with an additional $-30K to use as working capital to sustain business in the first year, and $15k for our initial inventory stock.

Purpose	Loan Amount
Working capital	$30,000
Build out	$80,000
Equipment	$70,000
Seed Inventory	$15,000
_____	_____
Total	$195,0000

Long-term debt repayment is a key feature of the Company's financial plan. We would like to have a 10 yr repayment plan. We expect to break even within a 24 month time period following opening for business. Financial predictions are estimating a minimum 8% return on investment by the conclusion of the financing period.

II. BUSINESS SUMMARY

Industry Overview

Specialty coffee sales are increasing by 20% per year and account for nearly 8% of
the 18 billion dollar U.S. coffee market.
Coffee Consumption: Over 50% of Americans over 18 years of age drink coffee every day. This
represents over 150 million daily drinkers. 30 million American
adults drink specialty coffee beverages daily; which include a mocha, latte,
espresso, cafe mocha, cappuccino, frozen/iced coffee beverages, etc.

Research shows that consumers in this industry primarily focus on location, accessibility, and
quality of the product.
The space we are looking at has finished construction in 2020 and is less than 1/2 mile away (4
blocks) from the new Seattle Transit station at 236 St. exit off I-5 N.
Mountlake Terrace is a city located in Snohomish County Washington with a 2020 population of
21,248, it is the 55th largest city in Washington and the 1779th largest city in the United States.
Mountlake Terrace is currently declining at a rate of -0.14% annually but its population has
increased by 6.73% since the most recent census, which recorded a population of 19,909 in
2010. Spanning over 4 miles, Mountlake Terrace has a population density of 5,239 people per
square mile.
The average household income in Mountlake Terrace is $87,769 with a poverty rate of 7.33%. The
median rental costs in recent years comes to $1,464 per month, and the median house value is
$392,600. The median age in Mountlake Terrace is 37.3 years, 36.6 years for males, and 38.3
years for females.

Business Goals and Objectives

Short Term:
Reach 100% of targeted forecast numbers by end of 2022. Continue to provide services and
products from our existing mobile trailer through 2022.

Long Term:
Continue to grow brick-and-mortar business with an estimated 13-16% YoY growth. Reduce
day-to-day operations at mobile trailer locations and move to a more exclusive private events
business model. Moving to an event-based model for the mobile trailer will produce higher
margins and reduce operational overhead.

Legal Issues
None

III. MARKETING SUMMARY

Target Markets
The Company's major target markets are as follows:

SKÖG Haus Coffee will serve every demographic with our food and beverage
options reaching any man, woman, teen, and child from the ages of 4 to 94. Seattle
is known as the coffee capital of the world. Our target market and demographic are a wide range
as we have products that attract both young children to older adults. Our brick-and-mortar
location will be key to supporting and complimenting the local small businesses, like new
restaurants, brewery across the street, the large pediatric medical facility, the commuter traffic

growth estimated when the train station is completed in 2024, as well as, supporting the more than 300 apartments that are 97% rented fully rented within walking distance.

The estimated number of potential clients within the Company's geographic scope is 0.

Pricing Strategy
The Company has completed a thorough analysis of its competitors' pricing. Keeping in mind our competition's pricing and the costs of customer acquisition, we have decided on the following pricing strategy:

We will continue to stay competitive in the current specialty coffee and tea market. We offer a premium product at near the same costs as our competitors that do not offer similar care and thought into their products. We will continue to keep our COGS target margins at or below 30%, our labor below 20%, and target a net revenue at 45%.

Distribution Strategy
Distribution will be from our brick-and-mortar store and from the existing mobile trailer.

Promotional Strategy
The Company will promote sales using the following methods:

Instagram, Facebook, Google Business, Apple Maps, Local Magazine publication, local online papers, word of mouth

SWOT Analysis
Strengths
We offer a premium product at a competitive price with an exclusive customer experience. We have an easily accessible location that offers local walk-in traffic from around the neighborhood with a family friendly feel.

Weaknesses
Without sacrificing the quality of our products, we must be diligent with maintaining the lowest possible COGS margins and labor costs. We are laser focused to ensure we are continuing to execute on only SMART goals. Maintain buying power at forecasted budgets by safeguarding healthy partner and supplier relationships are kept at the highest of standards. In a business where margins are tight and volume is high, having a constant clear view of our financial overall picture is key to success.

Opportunities
The city of Mountlake Terrace currently does not have any specialty coffee shops with a brand and mission like SKÖG Haus Coffee. The location of the proposed space is perfect to reach thousands of new customers and bring the community what they so desperately want.

Threats
There are two drive-thru-only coffee huts 1 mile south and 1/2 mile north of the proposed location. These shops are well established; however, we offer something they do not... a place to gather and build community. Coffee supply from our current roaster as they are a "micro-roaster" and could experience supply chain issues with green coffee. We are planning to start our own roasting operations in 2023-2024.

Competition

The primary competitors for the business are the following:
Starbucks – 1 mile away. Walk-up/sit-down
Dior Espresso – 1 mile away. Drive-thru only
Espresso Break – 1/2 mile away. Drive-thru only

The level of competition is Low.
There are two drive-thru-only coffee huts 1 mile south and 1/2 mile north of the proposed location. These shops are well established with the drive-thru consumer. This is not our target customer.

SKÖG Haus Coffee has the following competitive advantages:
Our intention was never to compete with businesses like Starbucks, yet we have heard time and time again from our repeat customers that they have switched from Starbucks and now are coming to us. Our Instagram follower base, Google and Square reviews will speak for themselves. SKÖG Haus Coffee offers a premium product at a competitive price and a unique customer experience that is second to none. We had this vision is bringing high quality coffee and tea paired with personal and intentional interactions back to the speciality coffee industry. Lately, we have seen such a decline in the service industry and how the lack of attention to detail and the lack of human interaction, and the acceptance of just being "okay" was becoming the norm. This is unacceptable from our view. We do not accept and do not know how to do "just okay". We will always strive to exceed our customers' expectations with our products and services and ensure that each of our customers has a meaningful and intentional experience.

IV. FINANCIAL PLAN

Attached we have provided the following financial information:
Atlas 236 Forecast